Exhibit 18 - Preferability Letter for Change in Accounting Method

December 31, 2002

Mr. James W. Knapp
Chief Financial Officer
Spartan Motors, Inc.
1165 Reynolds Rd.
Charlotte, Michigan 48813

Dear Mr. Knapp:

Note 1 to the consolidated financial statements of Spartan Motors, Inc. included in its Annual Report on Form 10-K for the year ended December 31, 2002 describes a change in the method of accounting for certain inventory from the last-in, first-out method to the first-in, first-out method. There are no authoritative criteria for determining a preferable inventory valuation method based on the particular circumstances; however, we conclude that such change in the method of accounting for inventories is an acceptable alternative method which, based on your business judgment to make this change and for the stated reasons, is preferable in your circumstances.

Very truly yours /s/ Ernst & Young LLP